Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES 2024 GUIDANCE

AND OPERATIONS UPDATE

Thousand Oaks, CALIFORNIA, January 29, 2024 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, NASDAQ: KGEI) is providing 2024 guidance and operations update for its Tishomingo field in Oklahoma.

2024 Guidance

The Company is providing its forecasted guidance for 2024 as follows:

	2024 Forecast	% Increase from 2023 Guidance Range

Average production	3,500 to 4,000 boepd	25% to 33%
Revenue(1)	US$60 million to US$65 million	18% to 23%
Adjusted EBITDA(2)	US$46 million to US$51 million	18% to 24%
CAPEX	US$33 million to US$39 million
Net Debt	US$25 million to US$27 million
Debt to EBITDA Ratio	Below 1.0

(1)	Assumptions include forecasted pricing for 2024 of WTI US $72/bbl, $2.60 Henry Hub, and NGL pricing of $28.40/boe and includes the impact of the Company’s existing hedges.
(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

The strategy of the Company for 2024 is to continue to develop the field by converting its significant number of proved undeveloped wells into producing wells that generate cash flow. The average production, revenue, and Adjusted EBITDA guidance for 2024 shows significant growth from the latest 2023 forecast numbers, even with a $72 WTI price assumption. As the Company executes this strategy going forward, it will consider the implementation of a shareholder return policy in 2024.

The Company anticipates completing 6-7 wells this year. The Company plans to drill and complete two wells in the 2nd quarter, drill two to three additional wells later in the year, and then fracture stimulate the two to three additional wells together with the two Velin wells that the Company just finished drilling.

Wolf Regener, President and CEO, commented, “We are looking forward to another strong year of revenue and cash flow growth for the Company, based on our 2024 forecast. We are also very pleased with our team’s execution. The constant improvement that we strive for has led to a large reduction in our well costs. The forecasted well costs were $7.2 million last year, and the cost for the last two Emery wells was about $5.4 million, which is a 25% reduction in well costs.”

Operations Update

The three well Emery pad averaged a total of 960 Barrels of Oil Equivalent per day (“BOEPD”) (710 Barrels of Oil per day (“BOPD”)) for the first 30 days of production and averaged 1,010 BOEPD (755 BOPD) for five days last week. As previously disclosed, more fracture stimulation fluid is being recovered from all three wells than from our previous wells, which Management believes explains the slight uptick in the recent production numbers. Based on our preliminary analysis, the technical team believes that there is increased natural fracturing in certain areas of the field, which appears to allow the fracture stimulations to communicate between the T-zone and the Caney. This connection is likely the cause of the different flowback and early production profiles of the Emery wells, with more fluid having been pushed into the Caney. The Company is still conducting further analysis work on the tracers, production, and pressure data that is continuing to be gathered and intends to complete that analysis before drilling additional T-zone wells.

The three Emery wells were drilled and completed for about US$5.6 million each, with the last two averaging US$5.4 million each. The last two were drilled utilizing efficiency changes implemented part-way through drilling the first Emery well. The Company continues to improve its efficiency in its field operations as the well costs of US$5.4 million are substantially lower than the well costs of US$7.2 million that were forecast in early 2023 and are also lower than the US$6.0 million cost of the last two wells, the Barnes 7-4H and Barnes 7-5H.

The Company recently finished drilling the Velin 12-9H well and the Velin 12-10H well, which are both Caney wells. Both wells were drilled safely and on budget. As the Company continues to analyze the flowback profile from the three-well Emery pad, the drilling rig has been released as it determined not to drill the previously planned T-zone well.

Also, as previously disclosed, the fracture stimulation of these three Emery wells impacted the surrounding wells more than was originally anticipated, which was likely also caused by increased natural fracturing. These wells have continued to recover, and the Company continues to expect that recovery to take several months.

Like many other operators, the Company’s operations were impacted by the below-freezing temperatures in January 2024. This caused much of the Tishomingo field to be shut in for 9 to 14 days. The Company is currently restoring production and anticipates it will be fully restored this week. Prior to the freeze, the field was producing about 3,800 BOEPD.

NON-GAAP MEASURES

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure Adjusted EBITDA:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income	2,319	9,299	14,483	13,850
Depletion and depreciation	3,790	1,860	11,503	5,086
Accretion	40	8	129	20
Interest expense	651	281	1,511	718
Unrealized (gain) loss on commodity contracts	2,579	(4,648)	412	(1,608)
Share based compensation	157	75	531	232
Interest income	-	-	-	(3)
Other income	(1)	(16)	(2)	(45)
Foreign currency loss (gain)	1	15	11	8

Adjusted EBITDA	9,536	6,874	28,578	18,258

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, projected average production, revenue and Adjusted EBITDA for 2024, projected total capital expenditures, net debt and debt to Adjusted EBITDA ratio for 2024, the Company’s strategy for 2024, the implementation of a shareholder return policy in 2024, the Company’s technical team’s beliefs regarding increased natural fracturing in certain areas of the field, the cause of different flowback and early production profiles of the Emery wells, the time required for the recovery of the wells, and the time required to restore production at the Tishomingo field . Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including forecasted pricing in 2024 of WTI US $72/bbl, $2.60 Henry Hub and NGL pricing of $28.40/boe that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.